UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20241-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras informs about minority shareholders' nominations for the Board of Directors and the Fiscal Council

—

Rio de Janeiro, April 3, 2024 - Petróleo Brasileiro S.A. - Petrobras, following up on the communication from March 20, 2024, informs that it has received correspondence from minority shareholders holding common shares requesting the replacement of candidates for the positions of main and alternate members of the Fiscal Council (FC), for the election to be held at the Ordinary General Meeting on April 25, 2024. In addition, it has received correspondence from a minority shareholder holding preferred shares requesting their nomination to the Board of Directors (BoD) in a separate election, as detailed below:

a)	Replacement of candidates for the positions of main and alternate members of the Fiscal Council:

In replacement of the nominations of Daniel Alves Ferreira (main)/Aloisio Macário Ferreira de Souza (alternate), minority shareholders holding common shares have nominated Ronaldo Dias (main)/Ricardo José Martins Gimenez (alternate):

Candidate's Name	Position	Shareholders who made the nomination
Ronaldo Dias	Member of the Fiscal Council (Main) - Common Shares	Fundo de investimento em ações FIA Dinâmica, managed by Banco Clássico S.A.
Ricardo José Martins Gimenez	Member of the Fiscal Council (Suplente) - Common Shares

In accordance with the terms of CVM Resolution 81/22, the names of the candidates above will be included in the Distance Voting Bulletin, replacing the previous ones. Below is the resume of the candidates:

Ricardo José Martins Gimenez: Brazilian, single, lawyer, founding partner of Alves Ferreira & Mesquita Sociedade de Advogados, graduated in Law from UNIP and licensed by OAB/SP in April 1995, also graduated in accounting technician in December 1989. He has experience in Corporate Governance, as well as Financial and Legal Management; Evaluation and Management of Risks and Assets; Structuring financial operations involving payroll, billing control, accounts payable, and cash flow; Capital Market and Corporate Law; Alternate member of the fiscal council of Renova in 2020; Alternate member of the fiscal council of KEPLER WEBER S/A in 2022 and currently Alternate member of the fiscal council of CEMIG since 2022.

Ronaldo Dias: Bachelor of Accounting Sciences, graduated from Faculdade de Ciências Contábeis e Administração "Moraes Junior" in September 1977, with extensive experience in the financial and accounting area, having worked as a tax auditor at Banco Central do Brasil from June 1980 to February 25, 1997. He is currently a Board Member of Companhia de Energética de Minas Geras until April 26, 2024, Director of Banco Clássico S.A. and member of the Audit Committee, Portfolio Manager of accredited Funds by Comissão de Valores Mobiliários - "CVM" and Director of Socal.

b)	Nomination to the Board of Directors (BoD) in a separate election.

Nome do Candidato	Cargo a Concorrer	Acionistas que fizeram indicação
Thales Kroth de Souza	Member of the BoD - Preferred Shares	Thales Kroth de Souza

Below is the resume of the candidate:

Thales Kroth de Souza: Mr. Thales Kroth de Souza holds degrees in Financial Management from UNISINOS and in Administration from ULBRA, Post-graduations in MBA in Business Intelligence from ULBRA, in Cooperative Societies Counselor from UCS, in MBA in Finance and Financial Education from UNISINOS, and in MBA in Strategic People Management from FEEVALE, 3 Improvements in the educational area, 28 Master's credits, certified as a Board Member by PUC-PR. Currently, a researcher in the areas of management, governance, strategy, finance, and technology. I have experience in the financial and strategic areas in industries, banks, asset management, service companies, facilities, and IT, currently as a Financial Analyst at Top Cold and Partner at Eu Acionista. Roles and main knowledge: Credit and collection management, strategic planning, control of financial activities, operational policies, administrative and financial management, accounts payable and receivable, investment management, corporate asset management, treasury activity coordination, financing and billing, implementation of financial, tax, accounting, and tax processes, credit analysis, collection, and registration, budget monitoring, reports on budget execution, cost management reports, risk reports, and leadership of economic-financial studies.

The nominations mentioned in items (a) and (b) will be submitted to the Company's internal governance procedures, observing the Policy for the Nomination of Members of Senior Management, for the analysis of legal and management requirements and integrity, and subsequent opinion of the People Committee.

The minutes of the committee meeting that analyzed the aforementioned nominations are available at the following Company's website address:

(https://www.investidorpetrobras.com.br/en/general-shareholder-and-board-meetings/ ).

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valladares, 28 – 9th floor – 20031-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer